UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003653

SEC FILE NUMBER
~~8-043100~~
8-50174

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/4/02

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUESTAR CAPITAL CORP



RECD S.E.C.
MAR 01 2002

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Fairfield Court, Suite 200
(No. and Street)

Ann Arbor	Michigan	48108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Chimner (734) 213-6000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yeo & Yeo, P.C.
(Name — *if individual, state last, first, middle name*)

455 E. Eisenhower Pkwy., Suite 102	Ann Arbor	Michigan	48108
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott W. Chimner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Questar Capital Corporation, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Scott W. Chimner
Signature

PRESIDENT
Title

Nicole R. Skees
Notary Public

NICOLE R. SKEES
NOTARY PUBLIC WASHTENAW CO., MI
MY COMMISSION EXPIRES Oct 29, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUESTAR CAPITAL CORPORATION
December 31, 2001 and 2000

TABLE OF CONTENTS



Independent Auditors' Report

Alma
Ann Arbor
Battle Creek
Flint
Kalamazoo
Lansing
Marlette
Midland
Saginaw

To the Board of Directors
Questar Capital Corporation
Ann Arbor, Michigan

We have audited the accompanying financial condition of Questar Capital Corporation as of December 31, 2001 and 2000 and the related statement of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Questar Capital Corporation at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of Net Capital on Page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yeo & Yeo, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Ann Arbor, Michigan
February 15, 2002

Yeo & Yeo P.C.
CPAs and Business Consultants
455 E. Eisenhower Parkway
Suite 102
Ann Arbor, MI 48108
(734) 769-1331

QUESTAR CAPITAL CORPORATION
Financial Condition
December 31, 2001 and 2000

Assets

	2001	2000
Current assets		
Cash	$ 171,172	$ 149,376
Cash - restricted	87,106	152,970
Commissions receivable	742,939	842,385
Other receivables	130,504	-
Notes receivable	992	4,077
Prepaid Expenses	101,359	66,855
Total current assets	1,234,072	1,215,663
Other assets		
Notes receivable	-	516
Investments	75,653	65,055
Total other assets	75,653	65,571
Total assets	$ 1,309,725	$ 1,281,234

Liabilities and Stockholder's Equity

	2001	2000
Current liabilities		
Note payable	$ 63,407	$ 40,031
Accounts payable	81,522	81,875
Commissions payable	714,084	848,633
Accrued expenses	2,000	31,900
Deferred revenue	114,817	56,500
Income Taxes	42,400	21,800
Total current liabilities	1,018,230	1,080,739
Stockholder's Equity		
Common stock - No par value; 1,000 shares authorized, issued and outstanding	113,728	113,728
Retained earnings	191,229	94,921
Accumulated comprehensive other income(loss)	(13,462)	(8,154)
Total stockholder's equity	291,495	200,495
Total liabilities and stockholder's equity	$ 1,309,725	$ 1,281,234

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION

Statement of Income

For the years Ended December 31, 2001 and 2000

	2001	2000
Revenue		
Commissions	$ 14,138,084	$ 11,270,404
Investment advisor fees	1,442,098	374,176
Sponsorship income	119,974	217,271
Insurance and licensing	187,356	116,081
Interest and dividends	43,612	35,662
Total revenue	15,931,124	12,013,594
Operating expenses		
Commission expense	13,706,845	10,264,443
Management fees	1,145,381	677,487
Investment advisor expense	163,106	157,607
NASD and other registration fees	105,622	72,022
Office supplies and expenses	64,258	79,869
Printing costs	9,643	22,386
Bank charges	11,981	5,881
Office maintenance	10,188	12,476
Telephone	37,109	50,153
Utilities	13,091	4,773
Insurance	132,391	84,072
Professional fees	125,739	139,050
Computer expense	48,449	63,354
Meetings and conferences	43,871	110,393
Promotion and sales expense	70,409	13,509
Meals and entertainment	6,995	14,320
Travel	14,613	35,278
Recruitment	20,463	94,669
Donations	16,530	7,800
State taxes	3,853	2,443
Interest expense	3,790	1,991
Miscellaneous	18,163	7,869
Total operating expenses	15,772,490	11,921,845
Income before income taxes	158,634	91,749
Income taxes	62,326	21,577
Net income	$ 96,308	$ 70,172

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION
Statement of Stockholder's Equity
For the years Ended December 31, 2001 and 2000

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income(loss)	Total Stockholder's Equity
Balance - December 31, 1999	$ 113,728	$ 24,749	$ (1,815)	$ 136,662
Net income for the year ended December 31, 2000	-	70,172	-	70,172
Other comprehensive income(loss) Unrealized loss on investments	-	-	(6,339)	(6,339)
Total comprehensive income				63,833
Balance - December 31, 2000	$ 113,728	$ 94,921	$ (8,154)	$ 200,495
Net income for the year December 31, 2001	-	96,308	-	96,308
Other comprehensive income(loss) Unrealized loss on investments	-	-	(5,308)	(5,308)
Total comprehensive income				91,000
Balance - December 31, 2001	$ 113,728	$ 191,229	$ (13,462)	$ 291,495

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Cash received from customers	$ 15,916,958	$ 11,523,742
Cash paid to suppliers and representatives	(15,909,689)	(11,498,537)
Interest and dividends received	43,612	35,662
Interest paid	(3,790)	(1,991)
Federal income taxes paid	(41,726)	(4,177)
Net cash provided by operating activities	5,365	54,699
Cash flows from investing activities		
Receipts (disbursements) on advances to representatives	(60,504)	5,711
Net receipts on notes receivables	3,601	16,002
Investment in mutual funds	(15,906)	(8,033)
Net cash provided (used) by investing activities	(72,809)	13,680
Cash flows from financings activities		
Borrowings from note payable	140,778	87,516
Payments on note payable	(117,402)	(71,762)
Net cash provided by financing activities	23,376	15,754
Net increase(decrease) in cash	(44,068)	84,133
Cash		
Balance - beginning of the period	302,346	218,213
Balance - end of the period	$ 258,278	$ 302,346

QUESTAR CAPITAL CORPORATION

Statement of Stockholder's Equity

For the years Ended December 31, 2001 and 2000

	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income(loss)	Total Stockholder's Equity
Balance - December 31, 1999	$ 113,728	$ 24,749	$ (1,815)	$ 136,662
Net income for the year ended December 31, 2000	-	70,172	-	70,172
Other comprehensive income(loss) Unrealized loss on investments	-	-	(6,339)	(6,339)
Total comprehensive income				63,833
Balance - December 31, 2000	$ 113,728	$ 94,921	$ (8,154)	$ 200,495
Net income for the year December 31, 2001	-	96,308	-	96,308
Other comprehensive income(loss) Unrealized loss on investments	-	-	(5,308)	(5,308)
Total comprehensive income				91,000
Balance - December 31, 2001	$ 113,728	$ 191,229	$ (13,462)	$ 291,495

The accompanying notes are an integral part of the financial statements.

QUESTAR CAPITAL CORPORATION
Statement of Cash Flows
For the Year Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Cash received from customers	$ 15,916,958	$ 11,523,742
Cash paid to suppliers and representatives	(15,909,689)	(11,498,537)
Interest and dividends received	43,612	35,662
Interest paid	(3,790)	(1,991)
Federal income taxes paid	(41,726)	(4,177)
Net cash provided by operating activities	5,365	54,699
Cash flows from investing activities		
Receipts (disbursements) on advances to representatives	(60,504)	5,711
Net receipts on notes receivables	3,601	16,002
Investment in mutual funds	(15,906)	(8,033)
Net cash provided (used) by investing activities	(72,809)	13,680
Cash flows from financings activities		
Borrowings from note payable	140,778	87,516
Payments on note payable	(117,402)	(71,762)
Net cash provided by financing activities	23,376	15,754
Net increase(decrease) in cash	(44,068)	84,133
Cash		
Balance - beginning of the period	302,346	218,213
Balance - end of the period	$ 258,278	$ 302,346

	2001	2000
Reconciliation of net income to net cash provided by operating activities		
Net income	**$ 96,308**	$ 70,172
Changes in operating assets and liabilities which increase (decrease) cash flow		
Commissions receivable	**29,446**	(454,190)
Prepaid expenses	**(34,504)**	(25,751)
Accounts payable and accrued expenses	**(30,253)**	(23,561)
Commissions payable	**(134,549)**	414,129
Deferred revenue	**58,317**	56,500
Federal income taxes payable	**20,600**	17,400
	$ 5,365	$ 54,699

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Questar Capital Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization

Questar Capital Corporation (the Company) was incorporated March 19, 1997, under the laws of the State of Michigan. The Company is registered with the U.S. Securities and Exchange Commission as a broker/dealer, and is a member in the National Association of Securities Dealers. Broker/dealer transactions commenced in July 1997, at which time the Company began transacting business by placing customer trades through a clearing broker or directly with mutual funds. The company does not carry customer accounts or hold customer securities. The Company, upon application for registration as an investment adviser, was issued an order by the U. S. Securities and Exchange Commission, effective September 24, 1998, granting registration pursuant to Section 203 of the Investment Advisors Act of 1940.

Basis of Accounting

The Company utilizes the accrual basis of accounting in which revenues and expenses are recorded in the period earned or incurred, rather than when received or paid, respectively.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes highly liquid funds held in commercial checking and savings accounts, and cash accounts held at correspondent broker/dealers.

Commissions receivable

Commissions receivable represents commissions earned and unpaid at the end of the year. No allowance has been provided on commissions receivable as management believes all amounts are collectible.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Investments

Investments classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses determined using the average cost per share basis is included in earnings. Unrealized holding gains and losses are reported in stockholder's equity.

Commissions

Securities transactions, and related commission income and expense, are recorded on the trade date basis.

Deferred revenue

Deferred revenue represents amounts received in advance for sponsorship and seminar income.

Income Taxes

Income taxes are provided at the applicable rates on the basis of items included in the determination of financial reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH – RESTRICTED:

Questar Capital Corporation is required to maintain escrow deposit accounts with its correspondent broker/dealers to assure the performance of the obligations of the Company under the terms of their agreements.

QUESTAR CAPITAL CORPORATION
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 3 - INVESTMENTS:

Investments are classified as available for sale and are reported at fair value with unrealized gains and losses included in stockholder's equity.

At December 31, 2001, these securities had a fair value of $75,653, a cost of $89,115 and an accumulated unrealized loss of $13,462. At December 31, 2000, these securities had a fair value of $65,055, a cost of $73,209 and an accumulated unrealized loss or $8,154.

There were no sales of securities during the year ended December 31, 2001 and 2000.

NOTE 4 - NOTES RECEIVABLE:

The Company has notes receivable at December 31, 2001 and 2000 as follows:

	2001	2000
Note receivable from an employee dated January 27, 2001, $201 to be paid monthly, including interest at 6%.	$ 922	$ -
Note receivable from a representative dated July 14, 1999, $300 to be paid monthly, including interest at 6%, from future commission earnings through February 15, 2002 at which the entire balance is due.	-	3,971
Note receivable from a representative dated October 7, 1999, $300 to be paid monthly, including interest at 6%, from future commission earnings through December 1, 2000 at which the entire balance is due.	-	622
Note receivable from a representative dated July 1, 1999, $177 to be paid monthly, including interest at 6%, from future commission earnings through February 15, 2002.	-	8,000
	922	4,593
Less Current Portion	922	4,077
	$ -	$ 516

QUESTAR CAPITAL CORPORATION
Notes to Financial Statements
December 31, 2001 and 2000

NOTE 5 - NOTE PAYABLE:

The Company was indebted under the following note payable at December 31:

	2001	2000
Insurance obligation, payable to a finance company in monthly installments of $16,065, including interest at 6.45% through April 2002	$ 63,407	$ -
Insurance obligation, payable to a finance company in monthly installments of $10,007, including interest at 6.95% through April 2001	-	40,031
	$ 63,407	$ 40,031

NOTE 6 - NET CAPITAL:

The company is subject to the Securities and Exchange Commission uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital.

At December 31, 2001, the Company had net capital of $170,497, which was $102,581 in excess of its required net capital of $67,916.

At December 31, 2000, the Company had net capital of $112,648, which was $40,563 in excess of its required net capital of $72,085.

The Company's aggregate indebtedness to net capital was 5.97 to 1 and 9.59 to 1 at December 31, 2001 and 2000, respectively.

NOTE 7 - OPERATING LEASE:

The Company leases equipment under an operating lease. The terms of the lease require quarterly payments of $1,184 through August 2004, which includes maintenance and supply charges. Total equipment rent for the years ended December 31, 2001 and 2000 amounted to $4,736 for both years.

NOTE 7 - OPERATING LEASE (Continued):

Minimum future payments under non-cancelable operating leases having a remaining term in excess of one year as of December 31, 2001 for each of the next three years and in aggregate are:

Year ending December 31:

2002	$ 4,736
2003	4,736
2004	3,551
	$ 13,023

NOTE 8 - RELATED PARTY TRANSACTIONS:

Management

The Company is managed by Yorktown Financial Services, Inc., a related company through common ownership. Under an agreement the Company is required to pay management fees to Yorktown Financial Services, Inc. for personnel costs, rent, and various other operating expenses.

During the year ended December 31, 2001, Yorktown Financial Services, Inc. acquired all the outstanding stock of the Company.

Accounts receivable

At December 31, 2001, other receivables includes the following amounts from related parties:

Yorktown Financial Services, Inc.	$ 70,000
Questar Agency, Inc.	435
	$ 70,435

Accrued management fees

At December 31, 2000, accrued expenses include the amount of $30,000 due to Yorktown Financial Services, Inc., a related company through common ownership, for management fees.

NOTE 8 - RELATED PARTY TRANSACTIONS - Continued:

Commission expense

Client transactions in connection with variable life insurance contracts are initiated by Questar Agency, Inc. and Questar Agency of Ohio, Inc., which are related to the Company through common ownership and other agreements. Commission income received from these related parties during the years ended December 31, 2001 and 2000 amounted to $3,662,019 and $981,376, respectively.

Management fees

During the years ended December 31, 2001 and 2000, the Company paid management fees of $1,145,381 and $677,487, respectively, to Yorktown Financial Services, Inc., a related company through common ownership.

NOTE 9 - FUND MANAGER AND INVESTMENT ADVISOR:

As of October 6, 1998, the Company has been retained, under various contractual agreements, as a Fund Manager and Investment Advisor to The Avalon Fund of Maryland, Inc., which currently consists of one portfolio, The Avalon Capital Appreciation Fund (The Fund). Contractual agreements include: an Investment Advisory Agreement for monthly fees of 0.50% of average net asset value of the Fund computed daily in consideration of investment advisory services; and an Operating Services Agreement for monthly fees of 1.45% of the average net asset value of the Fund computed daily in consideration of operating, administration and other specified services. The Company has entered into an Investment Company Services Agreement with Declaration Service Company to provide Transfer Agent and essentially all administrative services for the Fund.

For the years ended December 31, 2001and 2000, advisory fees amounted to $206,177 and $374,176, respectively. In addition, for the years ended December 31, 2001 and 2000, the Company has voluntarily assumed certain fund expenses in the amount of $163,106 and $157,607, respectively.

The Fund will not be required to pay the advisor for any amounts voluntarily waived or assumed. The Net Asset Value of the Fund on December 31, 2001 and 2000 was $3,853,509 and $5,972,634, respectively.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include brokers-dealers and other financial institutions. The Company introduces these transactions for clearance to a clearing broker/dealer on a fully disclosed basis. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral held by the clearing broker at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and by requiring customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 11 - CONTINGENCIES:

The company is involved in various lawsuits in the normal course of business. Management cannot predict the outcome of the lawsuits or estimate the amount of any loss that may result. Accordingly, no provision for any contingent liabilities that may result has been made in the financial statements.

NOTE 12 - RECLASSIFICATIONS:

Various accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the current year's presentation.

QUESTAR CAPITAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001 and 2000

	2001	2000
Net capital		
Total stockholder's equity qualified for net capital	**$ 291,495**	$ 200,495
Add allowable credits	**-**	-
Total capital and allowable credits	**291,495**	200,495
Deduct non-allowable assets		
Stock purchases	**(3,300)**	(3,300)
Notes receivable and advances	**(992)**	(4,593)
Prepaid expenses	**(101,359)**	(66,855)
Net capital before haircuts	**185,844**	125,747
Less haircuts on securities positions	**(15,347)**	(13,099)
Net capital	**$ 170,497**	$ 112,648
Aggregate indebtedness		
Items included in statement of financial condition:		
Commissions payable	**$ 714,084**	$ 848,633
Other accounts payable and expenses	**304,146**	232,106
Total aggregate indebtedness	**$ 1,018,230**	$ 1,080,739
Computation of basic net capital requirement		
Minimum net capital required (greater of):		
Company (6.67% of total aggregate indebtedness)	**$ 67,916**	$ 72,085
Broker dealer	**50,000**	25,000
Basic net capital requirement	**$ 67,916**	$ 72,085
Excess net capital	**$ 102,581**	$ 40,563
Excess net capital at 1000%	**$ 68,674**	$ 4,574
Ratio - Aggregate indebtedness to net capital	**5.97**	9.59
Reconciliation with Company's computation (included in part IIA of Form X-17A-5 as of December 31, 2001 and 2000):		
Net capital, as reported in the company's (unaudited) FOCUS report	**$ 309,655**	$ 137,259
Audit adjustments (net)	**(139,158)**	(24,611)
Net capital per above	**$ 170,497**	$ 112,648


YEO & YEO

Alma
Ann Arbor
Battle Creek
Flint
Kalamazoo
Lansing
Marlette
Midland
Saginaw

To the Board of Directors
Questar Capital Corporation
Ann Arbor, Michigan

In planning and performing our audit of the financial statements of Questar Capital Corporation (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Yeo & Yeo P.C.
CPAs and Business Consultants
455 E. Eisenhower Parkway
Suite 102
Ann Arbor, MI 48108
(734) 769-1331

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. No matters came to our attention involving internal control, including activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yeo & Yeo, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Ann Arbor, Michigan
February 15, 2002